Chesapeake Midstream Partners, L.P.

777 NW Grand Boulevard

Oklahoma City, Oklahoma 73118

(405) 935-1500

July 2, 2010

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Chesapeake Midstream Partners, L.P.
Amendment No. 3 to the Registration Statement on Form S-1
Filed May 24, 2010 File No. 333-164905

Dear Mr. Owings:

Set forth below are the responses of Chesapeake Midstream Partners, L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 7, 2010, with respect to Amendment No. 3 to the Partnership’s Registration Statement on Form S-1, File No. 333-164905 (as amended, the “Registration Statement”), filed with the Commission on May 24, 2010 (“Amendment No. 3”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we have hand delivered three full copies of Amendment No. 4, as well as three copies of Amendment No. 4 that are marked to show all changes made since the filing of Amendment No. 3.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All capitalized terms and references to page numbers and captions correspond to Amendment No. 4, unless otherwise specified.

Prospectus Cover Page

1. The text on your cover page is dense and the type appears to be a small point size. Please remove the references to “Joint Book Running Managers,” “Senior Co Managers,” and “Junior Co-Managers” on the cover page, since this information is not required by Item 501 and is not key to an investment decision. Refer to Item 501 of Regulation S-K and Rules 420(a) and 421(d) of Regulation C.

Response:

We have revised the cover page of the prospectus in Amendment No. 4 to remove the noted references. Please see the prospectus cover page.

2. We note that you have deleted the risk factor that investors will be required to pay taxes on their share of your income even if they do not receive any cash distributions from you. However, since this appears to be a material risk factor, please add this risk factor to the cover page and the Summary.

Response:

We have revised the list of certain risk factors on the cover page of the prospectus and in “Summary – Risk Factors” to include the risk factor “You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.” Please see the prospectus cover page and page 7.

Summary, page 1

3. We note your response to comment 1 in our letter dated May 10, 2010 and have the following comments:

•

We note your references to “Rig Data.” If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm that these sources are widely available to the public.

Response:

We have revised Amendment No. 4 in response to the Staff’s comment. RigData is a subscription service widely used within the oil and natural gas industry. As noted in Amendment No. 4, although we make subscription payments to receive access to independently generated information, the information was not generated for purposes of this offering. Accordingly, we believe it is unnecessary to include a consent as an exhibit to Amendment No. 4. Please see pages 2, 5, 109 and 115.

•	We note your references to industry data that is “based on the most recent publicly available quarterly data reported” and your reference on page 106 to information “based on public data well counts for wells spud after November 1, 2005.” Please revise this language to make clear that this is based on your analysis of this public data, if true.

Response:

We have revised Amendment No. 4 in response to the Staff’s comment. Please see pages 2, 5, 107, 109, 115 and 116.

Use of Proceeds, page 47

4. We note your revisions in response to comment 4 from our letter dated May 10, 2010. We remind you that Item 504 of Regulation S-K requires you to disclose the approximate amount of net proceeds intended to be used for each purpose. Since you have quantified the estimated cash on hand to be used to fund expansion capital expenditures for the following 12 months, along with the amount of that cash that will come from this offering, within your Partnership Statement of Estimated Adjusted EBITDA on page 56, it is unclear to us why you cannot provide the same quantification here. We do not believe that saying you will use “a substantial majority” of the remaining net proceeds to fund expansion capital expenditures conveys the same information to your investors as quantifying the amount expected to be used. Please revise.

Response:

We have revised Amendment No. 4 in response to the Staff’s comment to clarify that all of the net proceeds from this transaction, after repayment of the $112 million of outstanding borrowings under our revolving credit facility and payment of $5.5 million of expenses relating to the amendment of our revolving credit facility, will be used for expansion capital expenditures. Please see pages 12 and 48.

5. We note your response to comment 5 in our letter dated May 10, 2010. However, it is still unclear whether you have a current specific plan for the proceeds to fund expansion capital expenditures, which appear to be a significant portion of the proceeds. If you have a specific plan, please describe in greater detail the expansion capital expenditures.

Response:

We have revised Amendment No. 4 in response to the Staff’s comment. As indicated in Amendment No. 4, we have established a preliminary expansion capital expenditures budget for 2010, which includes several expansion capital projects relating to extensions of our existing gathering systems in our Barnett Shale and Mid-Continent Regions. Our expansion capital expenditures are generally expected to correspond with Chesapeake’s development plan, which is subject to modification based on market conditions and other factors. We have revised our disclosure to additionally state that “[w]e currently have several anticipated projects that will, in the aggregate, equate to $223.5 million of expansion capital expenditures for the twelve months ending June 30, 2011. These projects are related to the continued expansion of our existing gathering systems in our Barnett Shale and Mid-Continent regions to meet the needs of our two largest customers, Chesapeake and Total.” Please see pages 12 and 48.

Our Cash Distribution Policy and Restrictions on Distributions, page 48

6. We note your response to comment 6 in our letter dated May 10, 2010. However, as stated in Release 33-6900 (Section 11(B)(2)(h)): “[i]t is often unclear whether the distributions represent a return of investors’ capital or a return on investors’ capital. Whenever cash distributions are discussed on a historical basis, the disclosure should make clear the nature of the distribution. When distributions are discussed on a prospective basis, the disclosure also should make clear, to the extent known, the nature of the distribution.” We also note your disclosure on page 72, that “[o]ur partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital.” Therefore, please also clarify whether the operating surplus distributions paid by the Partnership in excess of the income it generates will be classified as a “return of capital” and will be tax deferred. Alternatively, please advise why this disclosure is not appropriate.

Response:

We have revised Amendment No. 4 in response to the Staff’s comment and based on our communications with Brigitte Lippmann, Staff special counsel. Please see page 52.

Estimated Adjusted. EBITDA for Twelve Months Ending June 30, 2011, page 55

Assumptions and Considerations, page 57

Revenue, page 57

7. Comment 9 from our letter dated May 10, 2010 requested that you disclose the progress made towards the expected increase in the average operated rig count in your Barnett Shale acreage dedication as of a recent practicable date to provide more insight into when this increase will occur. We note that you revised your disclosures to state that Chesapeake’s average operated rig count in your Barnett Shale region increased approximately 28% in the first quarter of 2010. However, this does not fully convey the progress made towards the expected increase because you have not indicated whether this is the full amount of the expected increase or only a portion, and if a portion, you have not indicated the amount or timing of the remaining expected increase. Please revise to better explain this matter.

Response:

We have revised Amendment No. 4 to clarify that we expect Chesapeake to further increase its average operated rig count in our Barnett Shale region by an additional 10% by the end of 2010 relative to first quarter 2010 levels. Please see pages 58 and 59.

General and Administrative Expenses, page 59

8. We read your response and updates based on comment 11 from our letter dated May 10, 2010. We note your statement that you attribute approximately $2 million of the expected $11 million increase to the establishment of a dedicated management team and $9 million to the growth in general and administrative headcount consistent with the growth in your business. Previously, you had stated $2 million of the expected increase was related to the incremental expenses that you expect to incur as a result of being a publicly traded partnership. It is unclear to us why the expenses related to being a publicly traded partnership are no longer listed as a factor that explains this increase. It also is unclear to us how a $9 million increase in your general and administrative headcount is consistent with the growth in your business given that your volumes are expected to increase by less than 10% as compared to the 12 months ended December 31, 2009 and March 31, 2010. Please further explain these matters to us, and revise your disclosures as necessary.

Response:

The $2 million of additional costs related to being a publicly traded partnership is appropriately included in our income statements for the twelve months ended June 30, 2011 and the pro forma period twelve months ended December 31, 2009. Therefore, the $2 million is appropriately excluded as part of the reasons for the overall increase in general and administrative expenses between these periods.

As stated in our disclosure, the primary increase in general and administrative expenses is related to our expected growth in administrative functions related to building a stand-alone company. While some of the growth is directly related to our expected increase in volumes, we have also added or expect to see growth in areas such as commercial support to evaluate and obtain additional third-party volumes, business strategy and development, and administrative support. We have revised our disclosure in Amendment No. 4 in response to the Staff’s comments. Please see page 60.

Liquidity and Capital Resources. page 95

9. We note your discussion on page 95 of the successor’s working capital, added in response to comment 13 from our letter dated May 10, 2010. Based on a review of your interim financial statements, it appears that your working capital decreased primarily due to a $120 million decrease in accounts receivable, partially offset by a $15 million increase in cash and a $63 million reduction in accrued liabilities. It is unclear to us that these changes in working capital accounts are conveyed by your current disclosure. It is also unclear to us how your current disclosure explains the underlying factors that drove the significant changes in these working capital accounts. Please revise to provide a more meaningful explanation of the change in your working capital.

Response:

We have revised Amendment No. 4 to include explanations of the changes in working capital and what factors drove those changes. Please see page 96.

10. We note your revisions in response to comment 14 from our letter dated May 10, 2010. Please revise your narrative analysis of successor cash flows to explain the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement. For example, we note that your accounts receivable increased in the fourth quarter of 2009 and then significantly decreased in the first quarter of 2010, but it is unclear why. We also note that your net accounts payable and accrued liabilities increased slightly in the fourth quarter of 2009 and then significantly decreased in the first quarter of 2010, but it is unclear why. Refer to Section IV of our Release 33-8350.

Response:

We have revised Amendment No. 4 to include explanations of the variability in our cash flows and what factors drove those changes. Please see page 96.

11. We note that your analysis of predecessor cash flows compares the year ended December 31,2008 to the nine months ended September 30,2009. If you wish to continue to provide this comparison, please quantify the impact of the shorter period on each of the three subtotals discussed to allow your investors better insight into how much of the differences are caused by the fourth quarter of 2008 and how much of the differences are caused by other factors.

Response:

We have revised Amendment No. 4 in response to the Staff’s comment and based on our communications with Elizabeth Sellars, Staff Accountant. Please see page 99 and 100.

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If you have any questions or comments concerning these responses or Amendment No. 4, please contact the undersigned at (405) 879-6134 or D. Alan Beck, Jr. of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,

CHESAPEAKE MIDSTREAM PARTNERS, L.P.

By:	Chesapeake Midstream GP, L.L.C., its general partner

By:	/s/ J. Mike Stice
J. Mike Stice
Chief Executive Officer

cc:	D. Alan Beck, Jr., Esq.
Vinson & Elkins L.L.P.
Via facsimile to (713) 615-5620